EXHIBIT 99.3
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                           VIKING ENERGY ROYALTY TRUST

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY:

         Viking Energy Royalty Trust
         Suite 400, 330 - 5th Avenue S.W.
         Calgary, Alberta T2P OL4


2.       DATE OF MATERIAL CHANGE:

         December 20, 2004


3.       NEWS RELEASE

         A press release disclosing the material change was issued through CCN Matthews prior to markets opening on December 20, 2004.


4.       SUMMARY OF MATERIAL CHANGE:

         On December 20, 2004, Viking Energy Royalty Trust ("Viking") announced that it had entered into a pre-acquisition agreement (the "Agreement") with Viking Holdings Trust ("VHT"), 1143308 Alberta Ltd. ("AcquisitionCo") (a wholly-owned subsidiary of VHT) and Kensington Energy Ltd. ("Kensington"), pursuant to which AcquisitionCo has agreed to make an offer (the "Offer") to acquire all of the outstanding Class A common shares of Kensington (the "Kensington Shares") for $0.52 per share, representing an aggregate cash consideration of $34 million. Upon completion of the acquisition of Kensington, Viking will also assume Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million.


5.       FULL DESCRIPTION OF MATERIAL CHANGE

         THE OFFER

         On December 20, 2004, Viking announced that it had entered into the Agreement with VHT, AcquisitionCo (a wholly-owned subsidiary of VHT) and Kensington, pursuant to which AcquisitionCo has agreed to make the Offer to acquire all of the outstanding Kensington Shares for $0.52 per share, representing an aggregate cash consideration of $34 million. Upon completion of the acquisition of Kensington, Viking will also assume Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million.

         Mailing of the Offer and accompanying takeover bid circular to Kensington shareholders together with a directors' circular of Kensington recommending acceptance of the Offer by Kensington shareholders is expected to occur in early January, 2005. Closing of the Offer is expected in early February, 2005.

         ACQUISITION OF KENSINGTON

         Kensington's assets include a significant presence in the Markerville area as well as natural gas production in southern Alberta and oil production in central Alberta that are complementary to Viking. In addition, it is anticipated that the Kensington undeveloped lands will provide Viking with attractive growth opportunities in northwestern Alberta that are adjacent and complementary to Viking's existing holdings.

         For the three months ended September 30, 2004, Kensington reported average daily production of 1,450 boe/d comprised of 6,635 mcf/d of natural gas and 344 bbl/d of oil and natural gas liquids. An independent engineering report dated October 1, 2004 estimates Kensington's proved reserves at 2.3 million

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         BOE comprised of 10.1 bcf of natural gas and 586,000 barrels of oil and natural gas liquids with total proved plus probable reserves of 2.8 million BOE comprised of 12.2 bcf of natural gas and 765,000 barrels of oil and natural gas liquids. These reserve estimates have been prepared utilizing definitions as set out under National Instrument 51-101. Kensington also has 60,000 net acres of undeveloped land independently valued at $5 million, a substantial seismic database, attractive development and growth opportunities and income tax pools totalling approximately $35 million.

         THE AGREEMENT

                  CONDITIONS

         The Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the Kensington Shares (calculated on a diluted basis), shall be tendered and not withdrawn under the Offer.

         The Agreement also contains other material conditions to the Offer that were negotiated between Viking and Kensington. Viking is not permitted to amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or in part, a condition of the Offer) in a manner that is materially adverse to Kensington shareholders without the prior written consent of Kensington, other than to: (i) extend the Offer, or (ii) comply with the legal obligations of Viking with respect to an amendment, modification or change of the Offer. Notwithstanding and without limiting the foregoing, Viking may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage greater than 50% and shall, subject to the other conditions of the Offer being satisfied or waived, take up and pay for all Kensington Shares validly deposited to the Offer, provided that, after Viking reduces the Minimum Condition, Viking extends the Offer by a 10 day period.

                  APPROVAL BY THE BOARD OF DIRECTORS OF KENSINGTON

         Kensington has approved the Offer and the Agreement and confirmed that the board of directors of Kensington has unanimously resolved that it will recommend that Kensington shareholders accept the Offer, and has determined that the consideration payable pursuant to the Offer is fair, from a financial point of view, to Kensington shareholders, and is in the best interests of Kensington and the Kensington shareholders.

                  NO SOLICITATION

         Pursuant to the Agreement, Kensington agreed to immediately cease and cause to be terminated any existing solicitations, initiations, encouragements, activity, discussions or negotiations with any parties conducted prior to the execution of the Agreement by Kensington, any of its officers, directors, employees, financial advisors, representatives and agents with respect to all Take-Over Proposals. Kensington further agreed that it will not release any third party from any confidentiality or standstill agreement to which Kensington and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Kensington.

         Kensington also agreed that after the execution of the Agreement, Kensington will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-Over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-Over Proposal, provided, however, that Kensington may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Kensington or any of their representatives after December 19, 2004) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Kensington and its business, properties and assets which has previously been provided to Viking if, and only to the extent that:

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         (a)   the third party has first made a Superior Proposal and the board of directors of Kensington has concluded in good faith, after considering applicable law and receiving the advice of outside counsel, that such action is required by the board of directors of Kensington to comply with fiduciary duties under applicable law;

         (b) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Kensington provides immediate notice orally and in writing to Viking specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Viking and immediately provides Viking with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of the Board of Directors of Kensington that the Take-over Proposal, if completed, would constitute a Superior Proposal;

         (c) Kensington provides immediate notice to Viking at such time as it or such person or entity terminates any such discussions or negotiations; and

         (d) Kensington immediately provides to Viking any information provided to any such person or entity whether or not previously made available to Viking.

         In addition, Kensington must comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Kensington shareholders.

         Kensington may accept, recommend, approve or implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Kensington has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Agreement and the Offer which may be offered by Viking during the 72 hours notice period described under the heading "Right to Match" below and after receiving the advise of outside counsel, that such action is required by the board of directors of Kensington to comply with fiduciary duties under applicable law.

                  RIGHT TO MATCH

         Kensington will give Viking, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of Kensington to accept, recommend, approve or implement a Superior Proposal (which notice shall identify the party making the Superior Proposal) and shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition, Kensington shall, and shall cause its financial and legal advisors to, negotiate in good faith with Viking to make such adjustments to the terms and conditions of the Agreement and the Offer as would enable Kensington to proceed with the Offer as amended rather than the Superior Proposal. In the event Viking proposes to amend the Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the 3 business day time period specified above, then Kensington will not accept, recommend, approve or enter into any agreement regarding the Superior Proposal.

                  NON-COMPLETION FEE

         Provided there is no material breach or non-performance by Viking of a material provision of the Agreement in any respect, Kensington has agreed to pay to Viking a non-completion fee of $1.5 million in the event that:

         (a) the board of directors of Kensington fails to recommend that shareholders of Kensington accept the Offer or withdraws or, in any manner adverse to Viking, redefines, modifies or changes any of its recommendations or determinations with respect to the Offer or has resolved to do so;

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         (b)   any bona fide Take-Over Proposal for the Kensington Shares is publicly announced or commenced, and the board of directors of Kensington has failed to publicly reaffirm and maintain its recommendation of the Offer to Kensington shareholders within 10 days after the public announcement or commencement of any such Take-Over Proposal;

         (c) the board of directors of Kensington recommends that Kensington shareholders deposit their Kensington Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal;

         (d) Kensington enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time, excluding a confidentiality agreement entered into as described under "No Solicitation" above;

         (e) there is a material breach or non-performance by Kensington of its covenants, agreements, obligations, representations and warranties which makes it impossible or unlikely that any of the conditions of the Offer will be satisfied that has not been cured to the satisfaction of Viking within three (3) business days of receipt of notice by Kensington of any such breach or non-performance; or

         (f) a Take-Over Proposal is publicly announced, proposed, offered or made to Kensington shareholders or to Kensington prior to the Expiry Time, the Offer shall have expired by reason of the Minimum Condition not being satisfied, and any Take-Over Proposal has been completed within 180 days of expiry of the Expiry Time.

         In addition, provided there is no material breach or non-performance by Kensington of a material provision of the Agreement in any respect, in the event of material breach by Viking of its covenants, agreements, representations and warranties set out in the Agreement, which breach has not been cured to the satisfaction of Kensington within three (3) business days of receipt of notice by Viking of such breach, Viking has agreed to pay to Kensington a non-completion fee of $1.5 million.

                  TERMINATION

         The Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the time the Kensington Shares are first taken up and paid for:

         (a)   by mutual agreement between Viking and Kensington; or

         (b) by either Viking or Kensington if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Agreement and such order, decree, ruling or other action becomes final; or

         (c) by Kensington, if Viking has not mailed the Offer documents to holders of Kensington Shares prior to midnight (Calgary time) on January 17, 2005; or

         (d) by Viking, if the conditions to the Offer have not been satisfied or waived by Viking on or before the Expiry Time; or

         (e) by either Viking or Kensington, if Viking has not taken-up and paid for the Kensington Shares deposited under the Offer on or before the date which is 90 days from the date of the Agreement; or

         (f) by either Viking or Kensington, if the Offer terminates or expires at the Expiry Time without Viking taking up and paying for any of the Kensington Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the

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               failure of such condition is due to the failure of the party seeking to terminate the Agreement to perform the obligations required to be performed by it under the Agreement; or

         (g) by either Viking or Kensington, if the non-completion fee referred to under "Non-Completion Fee" above becomes payable pursuant to the terms of the Agreement and payment is made or is immediately available to the party or parties entitled to receive the non-completion fee; or

         (h) by either Viking or Kensington, if there has been a material misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Agreement provided the breaching party has been given notice of and three (3) business days to cure any such misrepresentation, breach or non-performance.

         PRE-TENDER AGREEMENTS

         Viking has also entered into Pre-Tender Agreements with all of the directors and officers of Kensington who hold in the aggregate 8,425,376 Kensington Shares (which includes Kensington Shares issuable upon the exercise of "in-the-money" Kensington options), representing approximately 12.7% of the issued and outstanding Kensington Shares on a diluted basis, pursuant to which such persons have agreed to: (i) unconditionally and irrevocably accept the Offer by depositing all of their Kensington Shares (together with any Kensington Shares issued on exercise of options prior to the Expiry Time) to the Offer; and (ii) not to sell, assign, convey or otherwise dispose of any Kensington Shares except in certain circumstances. The Pre-Tender Agreements will be terminated in the event that the Agreement is terminated pursuant to its terms.

         KENSINGTON OPTIONS

         Pursuant to the Agreement, all persons who hold options to acquire Kensington Shares are entitled to exercise all of their options and tender all Kensington Shares issued in connection therewith to the Offer upon payment by certified cheque or bank draft, or payment in such other form as may be acceptable to Viking, of the exercise price in full. Viking has agreed that all Kensington options that are tendered to the Offer may be tendered conditionally on Viking taking up Kensington Shares under the Offer. In addition, Viking has agreed that Kensington may purchase for termination outstanding "in-the-money" Kensington options for a price of $0.52 less the exercise price of such option.

         SOURCE OF FUNDS

         Viking estimates that if it acquires all of the Kensington Shares pursuant to the Offer, the total cash amount required under the Offer to purchase the Kensington Shares will aggregate approximately $34 million.

         Viking is expected to satisfy such funding requirements and for the repayment of the Kensington debt from its undrawn credit facilities.

         DEFINED TERMS

         The following terms used herein have the meanings set forth below:

         "EXPIRY TIME" means the Initial Expiry Time, unless the Offer is extended in which case it means the expiry time of the Offer as extended from time to time;

         "INITIAL EXPIRY TIME" means 5:00 p.m. (Calgary time) on the first business day which falls after the 35th day following the day of the mailing of the Offer documents to the Kensington shareholders (where the first day of such period is the day immediately following the day of mailing);

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         "MINIMUM CONDITION" means at the Expiry Time, and at the time Viking first takes up Kensington Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Kensington Shares (calculated on a diluted basis);

         "SUPERIOR PROPOSAL" means a BONA FIDE written Take-over Proposal that if consummated in accordance with its terms would result in a transaction that is financially more favourable to Kensington shareholders than the Offer, such proposal constitutes a commercially feasible transaction which could be carried out in a reasonable time frame and that the necessary funds or other consideration is available (as determined in good faith by Kensington's board of directors after receiving the advice of its financial advisors); and

         "TAKE-OVER PROPOSAL" means a proposal or offer (verbal or written) by a third person (I.E., other than by Viking or an affiliate of Viking), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Kensington or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Kensington Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving Kensington, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Kensington or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Kensington Shares (in all cases other than the transactions contemplated by this Agreement).


6.       RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102:

         Not Applicable


7.       OMITTED INFORMATION:

         Not Applicable


8.       EXECUTIVE OFFICER:

         For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.


9.       DATE OF REPORT:

         DATED at Calgary, Alberta the 22nd day of December, 2004.